

Mail Stop 7010

February 19, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Robert J. Whelan
Chief Financial Officer
Eaton Vance Corp.
255 State Street
Boston, Massachusetts 02109

      RE: Form 10-K for the fiscal year ended October 31, 2008
             File No. 1-8100

Dear Mr. Whelan:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Management's Discussion and Analysis, page 21

Market Developments, page 22

2. We note your discussion of the impact of market conditions on your assets under
    management, revenues, profit margins, and net income. We urge you to find ways to
    provide additional quantitative disclosures that conveys to investors the current and
    ongoing risks related to your revenues, operating results and recoverability of your
    assets. We believe that detailed rather than general disclosures regarding these risks
    and exposures would provide investors with the appropriate information to make this
    evaluation. In this regard, please consider the following:
    *   In regards to the recoverability of your assets, we believe that it is important to
        provide investors with information to help them evaluate the current assumptions
        underlying your impairment assessment relative to your current market conditions
        and your peers to enable them to attempt to assess the likelihood of potential
        future impairments or fair value adjustments. You should consider providing
        additional quantitative disclosures related to each type of potential charge,
        including impairment charges related to trading securities, available-for-sale
        securities, deferred sales commissions, investments in affiliates, goodwill and
        other intangibles. Please consider providing qualitative and quantitative
        descriptions of the material assumptions used and a sensitivity analysis of those
        assumptions used to determine fair value in your impairment analyses based upon
        reasonably likely changes. Please also consider providing an explanation of how
        you determine when there is an other-than-temporary impairment as well as
        whether there are more risks and exposures related to certain assets which make it
        more likely for them to be impaired; and
    *   You state that because your assets under management at fiscal year end were
        substantially below your average managed asset levels for fiscal 2008, you will
        likely experience a significant decline in revenue in fiscal 2009 relative to fiscal
        2008 unless market conditions improve. Please consider what additional
        disclosures could be provided to better quantify the potential decline in revenue
        and correspondingly the impact on your profit margins and net income.

Assets Under Management, page 22

3. Please consider providing a breakdown of investments by sectors (such as real estate,
    banking, or consumer products) as of each balance sheet date. This disclosure should
    be supplemented by additional discussion in MD&A that provides a detailed analysis
    of both changes in Assets by Management by sector and changes in fund performance
    by sector for each period presented.

4. With regards to outflows/redemptions, please disclose how much notice you require
    for an investor to make a redemption. Please also quantify to the extent possible,

information regarding any known changes in assets under management occurring subsequent to your latest balance sheet date but prior to the date of your filings, such as known redemptions and/ or notices of expected redemptions. Your disclosures should clearly reflect any known trends in redemptions or notice of expected redemptions within MD&A.

Liquidity and Capital Resources, page 37

5. Please provide a comprehensive discussion of the significant changes in your sources and uses of cash from period to period and the impact of these changes or your liquidity and capital resources. In light of these changes, please also discuss how you determined that these sources of cash will still be sufficient to meet your cash and liquidity requirements over the next twelve months. Please also disclose if you expect any alternative sources of funding to be available in the future. Your discussion should address the following changes in your sources and uses of cash as well as any other significant changes:

   • You state that you believe that the remaining proceeds from your $500 million senior note offering in fiscal 2007, cash provided by current operating activities, and borrowings available under your $200 million credit facility will provide you with sufficient liquidity for your short-term and long-term operating needs. Please address your consideration of the 43% decline in net cash provided by operating activities during the year ended October 31, 2008 compared to the year ended October 31, 2007; and

   • You disclose on page 40 that in conjunction with the initial offering of Liquidity Protected Preferred Shares you expect to enter into an escrow agreement pursuant to which you would deposit $101 million to provide an assured source of funds to meet potential purchase obligations.

6. We remind you that Item 303(A)(1) an (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given the market developments you discuss on page 22, please expand your disclosures to address the current and potential future impact of these developments on your liquidity and capital resources.

Critical Accounting Policies and Estimates, page 41

7. Some of your material revenue streams are based on the value of Assets Under Management. Please disclose how you calculate the value of your Assets Under Management. If significant judgment is involved in the calculation of Assets Under Management and this directly impacts such calculation of your revenue recognition, please tell us how you considered the need to identify Assets Under Management as a

critical accounting policy. We believe the following disclosures may be useful to investors:
- Explanation of each of the models/techniques used to estimate fair value of the underlying Assets Under Management;
- Detailed discussion of the material estimates and assumptions used in each of the models; and
- Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the Assets Under Management.

Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Goodwill and Intangible Assets, page 42

8. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill and intangible assets, please consider disclosing the following:
- Each of the valuation methodologies used to value goodwill, including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;
- How you weight each of the methods used including the basis for that weighting;
- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
- How the assumptions and methodologies used in the current year have changed since the prior year highlighting the impact of any changes.

9. Your disclosures indicate that you have one reporting unit for goodwill impairment testing purposes. Please further disclose how you made this determination pursuant to SFAS 142, including if you aggregate reporting units. Please tell us whether discrete financial information is prepared at any level lower than the consolidated level. If so, please tell us who uses this information and for what purpose. Please specifically address how you determined Atlanta Capital, Fox Asset Management, and Parametric Portfolio Associates should not be individual reporting units.

Financial Statements

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies
General

10. You sell your sponsored open-end mutual funds under four primary pricing structures: front-end load commission; spread-load commission; level-load

commission; and institutional no-load. Please discuss the accounting and financial statement impact of each of these pricing structures and clearly identify any corresponding differences between the structures.

Revenue Recognition, page 57

11. Please expand your disclosures to state the specific factors that you consider when determining whether to record investment advisory and administration fees as well as distribution and service fees on a gross or net basis pursuant to EITF 99-19. Refer to paragraphs 7 through 14 of EITF No. 99-19.

Note 4. Investments, page 64

12. You review your equity method investments annually for impairment pursuant to APB Opinion No. 18. Please expand your disclosure to provide additional insight on how you perform your impairment analysis, including your consideration of quoted market prices and how you determine when there is an other-than-temporary impairment.

13. For your investments classified as trading and available-for-sale, please expand your disclosures to more fully describe the types of investments held and the sectors that these investments are in. Please also discuss changes in these investment balances in MD&A.

Note 14. Minority Interest, page 76

14. You discuss put options held by minority unit holders and call options held by you. Please disclose the terms of these put and call options in the notes to the financial statements as well as your accounting for each of these. Please tell us what consideration you gave to EITF Topic D-98 in your accounting for these put options.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief